UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-14681

CUSIP Number: 707 874 103

(Check one:)

[X]	Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the transition period ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Penn Treaty American Corporation
Full Name of Registrant

    Not applicable
Former Name if Applicable

                             3440 Lehigh Street
Address of Principal Executive Office (Street and Number)

Allentown, PA 18103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

        As part of the Registrant’s actuarial review for the period ended December 31, 2004, it discovered that the impact of approximately 2,500 inflation riders (out of approximately 65,000 riders and 200,000 base policies) issued as far back as 1987, was incorrectly excluded from policy benefit liabilities. The Registrant believes this error constitutes a material weakness, which will be disclosed under Item 9A of Part II of the Registrant’s 10-K. As a result, the Registrant estimates it will increase its reserves as of December 31, 2004, 2003 and 2002 by approximately $10 million, $10.2 million and $10.5 million, respectively, and shareholders’ equity will be decreased by approximately $6.5 million as of December 31, 2004, 2003 and 2002. The Registrant does not anticipate a material impact on either the 2004 or 2003 Consolidated Statements of Income and Comprehensive Income. However, the Registrant estimates that the impact on the 2002 Consolidated Statement of Income and Comprehensive Income would be an increase to benefits expense of approximately $2 million before Federal income taxes. Due to the dedication of resources to fully investigate this development, the Registrant’s normal closing and audit process has been delayed and the Registrant is unable to meet the filing deadline of March 31, 2005 for its Annual Report on Form 10-K for the year ended December 31, 2004. The Registrant expects to file its Annual Report on Form 10-K for the year ended December 31, 2004 no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

    (l)        Name and telephone number of person to contact in regard to this notification

Justin P. Klein	215-864-8604
(Name)	(Area code) (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Effective December 31, 2001, the Registrant reinsured substantially all of its long-term care insurance policies then in-force. The initial premium and future cash flows from the reinsured policies, less claims payments, ceding commissions and risk charges, are credited to a notional experience account, which is held for the Registrant’s benefit in the event of commutation and recapture on or after December 31, 2007. The notional experience account balance receives an investment credit based upon the total return from a series of benchmark indices and derivative hedges that are intended to match the duration of the Registrant’s reserve liability. The Registrant’s net income is very volatile due to swings in the notional experience account. In the fourth quarter of 2003, the notional experience account had a loss of approximately $18 million. In the fourth quarter of 2004, the notional experience account had a gain of approximately $13 million. As a result, the Registrant’s results of operations for the fourth quarter of 2004 are expected to vary significantly from its results of operations for the fourth quarter of 2003.

                  Penn Treaty American Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005	By: /s/ Mark D. Cloutier
Mark D. Cloutier Senior Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).